UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2025
Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant's name into English)

7 Clarges Street, London, W1J 8AE United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Entry into Merger Agreement and Support Agreement

On September 28, 2025, Cool Company Ltd. (the “Company”) entered into (i) the Agreement and Plan of Merger by and among the Company, Bounty Ltd, a Liberian nonresident domestic corporation (“Parent”), and, solely for purposes of the Guarantor Provisions (as defined in the Merger Agreement), EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“EPS”) (the “Merger Agreement”) and (ii) the Voting and Support Agreement, by and between EPS and the Company (the “Support Agreement”).

Merger Agreement

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, a wholly-owned Subsidiary of Parent, to be formed after the date of the Merger Agreement (“Merger Sub”), will merge with and into the Company (the “Merger”), and the Company will be the surviving company in the Merger (the “Surviving Company”). Under the terms of the Merger Agreement, each of the common shares of the Company (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will, by virtue of the Merger, be canceled and converted into the right to receive $9.65 per Share, without interest, except for any shares that, as of immediately prior to the Effective Time of the Merger, are held by (i) the Company as treasury shares or by any subsidiary of the Company, (ii) Parent, Merger Sub or any of their respective affiliates, or (iii) holders of Shares who have properly exercised their appraisal rights with respect to such Shares.

Each option to acquire Shares outstanding and unexercised immediately prior to the Effective Time (“Company Options”) will be canceled and converted into the right to receive a cash payment equal to (A) the number of Shares subject to such option multiplied by (B) the excess, if any, of the Merger Consideration over the per-share exercise price, without interest and subject to withholding. Any Company Option with a per-share exercise price equal to or greater than the Merger Consideration will be canceled for no consideration.

Each restricted stock unit award in respect of Shares (“Company RSU Award”) outstanding immediately prior to the Effective Time (including any dividend-equivalent Company RSU Awards) will be canceled and converted into the right to receive a cash payment equal to (A) the number of Shares subject to such Company RSU Award (including accrued dividend equivalents) multiplied by (B) the Merger Consideration, without interest and subject to withholding.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Company to conduct its business in the ordinary course between execution of the Merger Agreement and the Effective Time, to convene a meeting of the Company’s shareholders to consider and vote upon the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the Merger, and certain other covenants regarding the operation of the business of the Company and its subsidiaries prior to the Effective Time.

The Merger Agreement provides that except as permitted in the Merger Agreement, the Company will not, and will cause each of its representatives not to, solicit or encourage the making of any acquisition proposal or engage in discussions related thereto.

If, prior to obtaining the Required Shareholder Approvals, the Company receives an unsolicited, bona fide written acquisition proposal and the special committee of the board of directors (the “Special Committee”) or the board of directors of the Company (the “Company Board”) (acting upon the recommendation of the Special Committee), in each case, determines in good faith after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel that such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), then the Special Committee or Company Board may enter into a confidentiality agreement with the person or group making the proposal and engage in discussions and provide diligence materials to such person or group.

Prior to obtaining the Required Shareholder Approvals, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may, if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (i) change its recommendation that the Company’s shareholders vote in favor of the Merger, or (ii) terminate the Merger Agreement to enter into an alternative acquisition agreement for a Superior Proposal (as defined in the Merger Agreement), in each case, subject to certain rights in favor of Parent and specified procedural requirements. The Company Board or Special Committee may also withdraw or change its recommendation that the Company’s shareholders vote in favor of the Merger in response to an “Intervening Event” (as defined in the Merger Agreement), subject to the foregoing procedural requirements.

The Merger Agreement contains customary conditions to the consummation of the Merger. These conditions include: (a) the affirmative vote (in person or by proxy) of the holders of a simple majority of the votes cast at a meeting of the Company’s shareholders at which a quorum is present in accordance with the Company’s bye-laws (the “Required Shareholder Approval”); (b) the absence of any judgment, order or other restraint enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction that enjoins, restrains, makes illegal, prevents or otherwise prohibits the consummation of the Merger (a “Legal Restraint”); and (c) the accuracy of the other party’s representations and warranties (subject to specified materiality qualifiers) and the other party’s compliance in all material respects with its covenants.

The Merger Agreement may be terminated under certain circumstances, including:

•by either party if the Merger has not been consummated on or before March 1, 2026 (the “Outside Date”) or a Legal Restraint becomes final and nonappealable;

•by the Company if (i) the Required Shareholder Approval is not obtained at the Company shareholder meeting held to approve the Merger, (ii) prior to the receipt of the Required Shareholder Approval, the Company enters into a definitive agreement for a superior proposal in accordance with the requirements of the Merger Agreement, (iii) the conditions to Parent’s obligations to consummate the Merger have been satisfied and, following the Company’s compliance with certain requirements set forth in the Merger Agreement, Parent fails to consummate the Merger or (iv) Parent or Merger Sub has breached any of its representations or warranties or failed to perform any of its obligations under the Merger Agreement and such breach or failure to perform (A) would give rise to a failure of a condition to the Company’s obligation to consummate the Merger and (B) has not been cured by the time set forth in the Merger Agreement; and

•by Parent if (i) the Company has breached any of its representations or warranties or failed to perform any of its obligations under the Merger Agreement and such breach or failure to perform (A) would give rise to a failure of a condition to Parent’s obligation to consummate the Merger and (B) has not been cured by the time set forth in the Merger Agreement; or (ii) prior to receipt of the Required Shareholder Approvals, the Special Committee (A) recommends, approves or adopts any Takeover Proposal (as defined in the Merger Agreement) or (B) issues an Adverse Recommendation Change (as defined in the Merger Agreement) either in violation of the Merger Agreement or in connection with an Intervening Event (as defined in the Merger Agreement).

Under the Merger Agreement, the Company is required to pay Parent a termination fee of $6,000,000 if the Merger Agreement is terminated by the Company prior to obtaining the Required Shareholder Approval and the Company enters into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), subject to compliance with the terms and procedures set forth in the Merger Agreement.

The Merger Agreement includes customary provisions regarding the effect of termination and equitable remedies, including the right to seek specific performance. Termination of the Merger Agreement does not relieve either party of willful breaches of the Merger Agreement prior to such termination.

The Transaction is expected to close in the fourth quarter of 2025 or the first quarter of 2026, subject to the receipt of the Required Shareholder Approval and the satisfaction or waiver of the remaining closing conditions- each as described in the Merger Agreement.

Promptly after the consummation of the Merger, the Shares will be delisted from the New York Stock Exchange and Euronext Growth Oslo and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into the Support Agreement with EPS. Pursuant to the Support Agreement, and on the terms and subject to the conditions set forth therein, EPS has agreed to vote all of its approximately 31,354,390 Shares (representing approximately 58 % of the outstanding Shares as of the date of the Support Agreement) in favor of, among other things, approving and adopting the Merger Agreement, the statutory merger agreement, the Merger, and any other actions necessary or reasonably requested for consummation of the Merger and related transactions.

The Support Agreement includes certain restrictions on the transfer of Shares by EPS prior to the termination of the Support Agreement, as well as covenants regarding voting, non-solicitation, and cooperation with respect to regulatory and disclosure matters. The Support Agreement will terminate upon the earliest of (i) the receipt of the Required Shareholder Approval, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date the Special Committee recommends, approves or adopts any Takeover Proposal (as defined in the Merger Agreement) and (iii) the mutual written agreement of the parties.

The foregoing description of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached as Exhibit 99.2 and incorporated herein by reference.

Press Release

On September 29, 2025, the Company and EPS issued a joint press release announcing the execution of the Merger Agreement and the Support Agreement. A copy of the joint press release is attached as Exhibit 99.3 hereto.

Termination of Stock Repurchase Program

The Company has terminated its previously announced stock repurchase program in response to its entry into the Merger Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the proposed transaction described herein (the “Transaction”), including the expected timing of the closing of the Transaction; other statements about the Transaction including the impact of the Transaction and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, estimates and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this Form 6-K. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, (i) agreements for the Transaction may not be executed and the Transaction may not be consummated within the expected timeframe in accordance with expected terms and plans, or at all; (ii) litigation relating to the Transaction could be instituted against the Company, or other parties including their respective directors, managers or officers, and the outcome of any litigation cannot be predicted; (iii) disruptions from the Transaction may harm the Company’s business, including current plans and operations; (iv) the Transaction may result in the diversion of management’s time and attention to issues relating to the Transaction; (v) the Transaction may impact the Company’s ability to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships may result from the announcement or completion of the Transaction; (vii) the Transaction announcement may impact availability of capital; (viii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction could affect the Company’s financial performance; (ix) restrictions under the definitive agreement governing the Transaction may impact the Company’s ability to pursue certain business opportunities or strategic transactions during the pendency of the Transaction; (x) there will be costs in connection with the Transaction; (xi) an event, change or other circumstance could give rise to the termination of the definitive agreement governing the Transaction; (xii) competing offers or acquisition proposals may be made in response to the announcement of the Transaction; (xiii) the announcement or pendency of the Transaction may impact the Company’s common share prices and/or operating results and cause uncertainty as to the long-term value of Company’s common shares; and (xiv) the other risks described under the captions “Item 3. Key Information — D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC, as such factors may be updated from time to time in our other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

EXHIBIT LIST

Exhibit	Description
99.1
Agreement and Plan of Merger, dated as of September 28, 2025, by and among Cool Company Ltd., Bounty Ltd, and, solely for purposes of the Guarantor Provisions, EPS Ventures Ltd.

Exhibit A - Statutory Merger Agreement

99.2	Voting and Support Agreement, by and between Cool Company Ltd. and EPS Ventures Ltd.
99.3	Joint Press Release, dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd. (registrant)
Date	September 29, 2025	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer